Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Equinox Gold Corp. (the “Company” or “Equinox Gold”)

Suite 1501 – 700 West Pender Street

Vancouver, British Columbia

V6C 1G8

Item 2:	Date of Material Change

May 12, 2026

Item 3:	News Release

A joint news release announcing the material change was issued on May 13, 2026, through Newsfile (“News Release”). The News Release was filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Item 4:	Summary of Material Change

On May 13, 2026, the Company and Orla Mining Ltd. (“Orla”) announced that they had entered into a definitive arrangement agreement (“Arrangement Agreement”) for an at-market business combination, pursuant to which the Company will acquire all of the issued and outstanding common shares of Orla pursuant to a court-approved plan of arrangement (“Transaction”). The combined company (“New Equinox Gold”) will continue under the name “Equinox Gold Corp.” The implied market capitalization of the combined company is estimated at US$18.5 billion.

Item 5.1:	Full Description of Material Change

All dollar amounts are in United States dollars, unless otherwise indicated.

Transaction Details

On May 13, 2026, the Company and Orla announced that they had entered into the Arrangement Agreement, pursuant to which the Company will acquire all the issued and outstanding common shares of Orla.

Pursuant to the terms and conditions of the Arrangement Agreement, Orla shareholders will receive 1.00 Equinox Gold common share and a nominal cash payment of $0.0001 for each Orla common share held immediately prior to the effective time of the Transaction. Orla’s outstanding convertible securities will be treated in accordance with the terms of the Arrangement Agreement.

The Transaction will be effected pursuant to a court approved plan of arrangement under the Canada Business Corporations Act. The Transaction will require approval by 66 2/3 percent of the votes cast by the shareholders of Orla at a special meeting of Orla shareholders expected to be held in July 2026.

The issuance of Equinox Gold common shares pursuant to the Transaction is also subject to approval by the shareholders of Equinox Gold by a simple majority of the votes cast at a special meeting of shareholders, also expected to be held in July 2026.

Officers and directors of Equinox Gold who hold approximately 4% of the outstanding Equinox Gold common shares have entered into voting support agreements pursuant to which they have agreed, among other things, to vote their Equinox Gold common shares in favour of the Transaction, including any Equinox Gold common shares acquired prior to the record date on exercise of the convertible securities or in the market. Officers and directors of Orla, Pierre Lassonde, and certain affiliates of Fairfax Financial Holdings Limited, who collectively hold approximately 20% of the outstanding Orla common shares, have entered into voting support agreements pursuant to which they have agreed, among other things, to vote their Orla common shares in favour of the Transaction, including any Orla common shares acquired prior to the record date on exercise of convertible securities or in the market. If Pierre Lassonde and certain affiliates of Fairfax Financial Holdings Limited exercise their Orla convertible notes, they will hold approximately 9.3% and 15.6%, respectively, on a partially diluted basis, and those shares, if issued on or before the record date, would be required to be voted at the Orla shareholder meeting in favour of the Transaction.

In addition to shareholder and court approvals, the Transaction is subject to applicable regulatory approvals, including both Canadian and Mexican competition authorization, approval of the listing of the Equinox Gold common shares to be issued under the Transaction on the Toronto Stock Exchange and NYSE American Exchange, and the satisfaction of certain other closing conditions customary for a transaction of this nature. Subject to the satisfaction of such conditions, the Transaction is expected to close in Q3 2026. The Arrangement Agreement includes customary deal protections, including non-solicitation covenants, the right to match any superior proposals and reciprocal fiduciary-out provisions. Additionally, break fees in the amount of $475 million and $250 million are payable by Equinox Gold and Orla, respectively, in certain circumstances. In addition, reciprocal expense reimbursement fees are also payable, in certain circumstances.

The full details of the Transaction will be included in the respective management information circulars of Equinox Gold and Orla, which are expected to be mailed to shareholders in late June 2026. The Equinox Gold circular will be available for download on Equinox Gold’s website, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Leadership and Governance

Upon closing of the Transaction, New Equinox Gold will be led by executives from both Equinox Gold and Orla, with Equinox Gold’s current Chief Executive Officer, Darren Hall, remaining as Chief Executive Officer and Orla’s current President and Chief Executive Officer, Jason Simpson, joining New Equinox Gold’s leadership team as President.

The board of directors of New Equinox Gold will consist of eleven directors, with Chuck Jeannes as Chair, along with six directors from Equinox Gold and an additional four directors from Orla, with continued support from Ross Beaty as Chair Emeritus.

Cautionary Notes and Forward-Looking Statements

This material change report includes certain statements and information that constitute “forward-looking statements” and “forward- looking information” within the meaning of applicable securities legislation and may include future-oriented financial information (collectively “forward-looking statements”), including statements regarding Equinox Gold and Orla’s intent, or the beliefs or current expectations of the officers and directors of Equinox Gold and Orla for New Equinox Gold post closing of the Transaction. When used in this material change report, words such as “will”, “expect”, “potential”, “path”, “objective”, “becoming”, “subject to”, “expected”, “to be”, ”look forward”, “intends”, “plans”, “enter”, “create”, “enhance”, “improve”, and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “occur” or “be achieved” or the negative connotation of such terms. As well, forward-looking statements may relate to future outlook and anticipated events, such as the consummation and timing of the Transaction and the shareholder meetings related thereto; the timing of the mailing of materials in connection with the shareholder meetings; the satisfaction of the conditions precedent to the Transaction; the strengths, characteristics, value, portfolio and potential of New Equinox Gold post Transaction; the strategic vision for New Equinox Gold and expectations regarding production capabilities and the ability of New Equinox Gold to successfully advance Equinox Gold and Orla’s projects post-closing; the accuracy of the pro forma financial position and outlook of New Equinox Gold post-transaction; and discussion of future plans, projections, objectives, estimates and forecasts and the timing related thereto.

The forward-looking statements contained herein include certain material assumptions and estimates regarding the forward- looking statements that, if untrue, could cause actual results, performances or achievements of Equinox Gold to be materially different, including without limitation, assumptions regarding future gold prices, future prices of inputs to Equinox Gold and Orla’s operations, future exchange rates, Equinox Gold and Orla’s ability to carry on exploration, development, and mining activities as currently contemplated; the success of the new management team; the realization of synergies and premiums; the satisfaction of all conditions to the completion of the Transaction; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; and that there will be no material adverse changes or disruptions affecting Equinox Gold, Orla or their respective properties. While Equinox Gold and Orla consider these assumptions to be reasonable based on information currently available, they may prove to be incorrect.

Although Equinox Gold and Orla believe that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements since Equinox Gold and Orla can give no assurance that such expectations will prove to be correct. Equinox Gold cautions that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements contained in this material change report. Such factors include, without limitation: risks related to fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; sanctions and/or tariffs against countries where New Equinox Gold has assets; the potential for labour-related disruptions and unplanned delays or interruptions in scheduled construction, development and production, including by blockade; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); the closing of the Transaction; proposed changes in management and the board of directors; inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; New Equinox Gold’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; capital, decommissioning and reclamation estimates; the potential for legal restrictions relating to mining including; expropriation; increased competition in the mining industry; and the ability of New Equinox Gold to work productively with its Indigenous and community partners. Additional factors are identified in Equinox Gold’s most recently filed Annual Information Form for the year ended December 31, 2025, and in its Management’s Discussion & Analysis (“MD&A”) dated May 6, 2026 for the three months ended March 31, 2026, each of which are available on Equinox Gold’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar; and in Orla’s MD&A dated March 19, 2026 and in its most recently filed Annual Information Form, both for the year ended December 31, 2025, and in Orla’s MD&A dated May 8, 2026 for the three months ended March 31, 2026, all of which are available on Orla’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this material change report.

Forward-looking statements are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If either Equinox Gold or Orla updates any one or more forward-looking statements, no inference should be drawn that the company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this material change report are expressly qualified in their entirety by this cautionary statement.

Item 5.2:	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Jacqlin Anthony

General Counsel

Telephone: (604) 558-0560

Item 9:	Date of Report

May 20, 2026.